UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-10129

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27776 Under the
                   Public Utility Holding Company Act of 1935


     On December 18, 2003, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27776 in File No. 70-10129 (the "Order") authorizing, among other things, various external and intrasystem financing transactions. The Order required KeySpan to file certain certificates (as described in the Order) under Rule 24 ("Rule 24 Certificates"), within 60 days of the closing of each of the first three calendar quarters and 90 days after the end of the last calendar quarter, to report transactions authorized by the Order under the Public Utility Holding Company Act of 1935, as amended (the "Act"). The required certificate is set forth below (as an attachment) for the period October 1, 2003 through December 31, 2003.


                                           Respectfully submitted,



                                           By:  /s/Alfred C. Bereche
                                                --------------------------
                                                Alfred C. Bereche
                                                Assistant General Counsel

Dated: March 31, 2004

                              KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                         QUARTER ENDED DECEMBER 31, 2003


KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

     (a) The sales of any common stock and the purchase price per share and the market price per share at the date of the agreement of sale.

          Answer:

     The following table sets forth sales made during the quarter pursuant to KeySpan's stock plans:

                                                  Shares Issued           Average Market           Average Issuance
                                                    During the           Price at Issuance              Price
                                                     Quarter
----------------------------------------------------------------------------------------------------------------------
EDSPP                                                       47,533         $35.1567                  $31.6410
EDSPP Reinvested                                            11,648         $35.0200                  $31.5180
                                            ----------------------
Total EDSPP Shares Issued                                   59,181            --                        --

DRIP                                                        65,670         $35.2620                  $35.2620
DRIP Reinvested                                            164,050         $35.0200                  $35.0200
                                            ----------------------
Total DRIP Shares Issued                                   229,720            --                        --

401k*                                                      294,809         $35.3589                  $31.4305

Stock Options (Exercised)                                   96,830         $35.9930                  $25.1750

TOTAL                                                      680,540            --                        --
----------------------------------------------------------------------------------------------------------------------

Average Daily Closing KeySpan Stock Price for the Quarter:                                           $35.2900
                                                                                            --------------------------

*Shares are not issued at a discounted price; equivalent discount amount reflected as additional shares purchased and added to participant's account. About 50% of participants are not eligible for the discount.


     (b) The total number of shares of common stock issued or issuable under options granted during the quarter under employee benefit plans or dividend reinvestment plans.

          Answer:

          Total Stock Options granted during quarter: None. Total exercisable (vested) Stock Options outstanding at quarter end: 5,461,130

     (c) If KeySpan common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquirer.

          Answer: None.

     (d) The name of the guarantor and of the beneficiary of any KeySpan Guarantee or Nonutility Subsidiary Guarantee issued during the quarter, and the amount, terms and purpose of the guarantee.

          Answer:



        Beneficiary of                                          Incremental           Total
         Guarantee or                                             Amount              Amount             Terms
       Letter of Credit                 Purpose                   ($000)              ($000)             (Date)
       ----------------                 -------                   ------              ------             ------


---------------------------------------------------------- -----------------------------------------------------------
             AIG                 Supports Colonial Gas              260                260              7/31/04
                                   & TransGas workers
                                  compensation program
---------------------------------------------------------- -----------------------------------------------------------
      KeySpan Generation          Supports LTD issued             27,057              27,057            12/1/04
          LLC (LTD)                   by Genco for
                                  Generation projects
---------------------------------------------------------- -----------------------------------------------------------
       KeySpan Glenwood          Guarantee required by            53,275              53,275             6/1/27
      Energy Center, LLC             Nassau IDA for
                                 payment of the rental
                                   payments under the
                                    lease agreeement
---------------------------------------------------------- -----------------------------------------------------------
         KeySpan Port            Guarantee required by             75,000             75,000             6/1/27
       Jefferson Energy             Suffolk IDA for
         Center, LLC             payment of the rental
                                   payments under the
                                    lease agreement
---------------------------------------------------------- -----------------------------------------------------------
      Various Regulated            Supports entities              28,648              28,648          Revolving
         Subsidiaries               requirement for
                                     various bonds,
                                    undertakings and
                                     instruments of
                                      guarantee in
                                    connection with
                                construction activities
----------------------------------------------------------------------------------------------------------------------

     (e) The amount and terms of any short-term debt issued directly or indirectly by any Utility Subsidiary during the quarter.

          Answer: None.

     (f) The amount and terms of any financings consummated by any Utility Subsidiary during the quarter that are not exempt under rule 52.

          Answer: None.

     (g) The amount and terms of any other securities issued under the authority granted in the Order that are not otherwise disclosed herein.

          Answer: None.

     (h) Consolidated balance sheets as of the end of the quarter, and separate balance sheets as of the end of the quarter for each company, including KeySpan, that has engaged in jurisdictional financing transactions during the quarter.

          Answer: None.

     (i) Registration statements filed under the 1933 Act with respect to securities that are the subject of the application underlying the Order will be filed or incorporated by reference as exhibits.

          Answer: None.

     (j) The amount and terms of any financings not exempt under Rule 52 consummated by any Nonutility Subsidiary during the quarter.

          Answer: None.

     (k) The notional amount and principal terms of any Hedge Instrument or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments.

          Answer: None.

     (l) The name, parent company, and amount invested in any Intermediate Subsidiary or Financing Subsidiary during the quarter, as well as the reason for such investment and the assets or securities held by such Intermediate Subsidiary or Financing Subsidiary.

          Answer: None.

     (m) A list of Form U-6B-2 statements filed with the Commission during the quarter, including the name of the filing entity and the date of the filing.

          Answer:

Name of Entity                        Date of Filing                 File Number
--------------                        --------------                 -----------
None                                      n/a                             n/a

     (n) The amount and terms of any short-term debt issued directly or indirectly by KeySpan during the quarter.

          Answer:

                                                                Outstanding
                                        Issuance                     at                                  Average
                                         ($000)                  Month End            Average            Maturity
                                         ------                    ($000)              Yield            (in days)
--------------------------------------------------------------------------------- --------------- ----------------------
--------------------------------------------------------------------------------- --------------- ----------------------
OCTOBER                                   83,800                  463,660              1.16%               69.7
--------------------------------------------------------------------------------- --------------- ----------------------
NOVEMBER                                 557,700                  532,000              1.17%               72.5
--------------------------------------------------------------------------------- --------------- ----------------------
DECEMBER                                 256,600                  481,900              1.17%               75.7
--------------------------------------------------------------------------------- --------------- ----------------------

     (o) The amount and terms of any short-term debt issued by any Intermediate Subsidiary during the quarter.

          Answer: None.

     (p) A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of KeySpan on a consolidated basis and each Utility Subsidiary.

          Answer: See Appendix A hereto.

     (q) A retained earnings analysis of KeySpan on a consolidated basis, each Intermediate Holding Company and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account, and the resulting capital account balances at the end of the quarter.

          Answer: See Appendix B hereto.

     (r) A  computation  in accordance  with rule 53(a) setting forth  KeySpan's
"aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (s) A computation in accordance with Rule 53(a) setting forth KeySpan's "aggregate investment" in EWGs and FUCOs as a percentage of the following: (i) total consolidated capitalization; (ii) net utility plant; (iii) total consolidated assets; and (iv) aggregate market value of KeySpan's common equity, all as of the end of the quarter.

          Answer: See Appendix C hereto (combines items (r) and (s) herein).

     (t) With respect to each participant in the Utility Money Pool and each participant in the Nonutility Money Pool, the maximum borrowings from and loans to the respective money pool during the quarter and the interest rate applied to such borrowings and loans.

          Answer: See Appendix D hereto.

     (u) With respect to any dividends paid by any Nonutility Subsidiary out of capital or unearned surplus during the quarter, the date and amount of such dividends paid, to whom such dividends are paid and the circumstances that gave rise to the need to make such payment out of capital or unearned surplus.

          Answer:

     1. On December 18, 2003, KeySpan Energy Development Corporation paid a dividend out of paid-in capital in the amount of $75 million to KeySpan Energy Corporation, its direct parent, which in turn then paid that amount up to KeySpan Corporation, its direct parent. The dividend payment was made in connection with the sale of Phoenix Natural Gas Limited in order to pass the proceeds from such sale up to KeySpan Corporation.

     2. On December 23, 2003, KeySpan Energy Corporation paid a dividend out of paid-in capital in the amount of $15 million to KeySpan Energy Corporation, its direct parent, which in turn then paid that amount up to KeySpan Corporation, its direct parent. The dividend payment was made in connection with the sale of 39.09% interest held in KeySpan Energy Development Co. (KeySpan Canada) in order to pass the proceeds from such sale up to KeySpan Corporation.

     3. On December 18, 2003, 2003, KeySpan-Port Jefferson Energy Center, LLC paid a dividend out of paid-in capital in the amount of $14 million to KeySpan Generation LLC, its direct parent. The dividend payment was made in connection with proceeds received from the issuance of certain tax exempt bonds in excess of intercompany borrowings.

     (v) With respect to any internal reorganization of any Subsidiaries during the quarter, a description of the nature of such reorganization.

          Answer:

     1. On December 18, 2003, KeySpan-Glenwood Energy Center, LLC, an exempt wholesale generator, was transferred from its situs as a direct, wholly-owned subsidiary of KeySpan Energy Development Corporation to a direct, wholly-owned subsidiary of KeySpan Generation LLC.

     2. On December 18, 2003, KeySpan-Port Jefferson Energy Center, LLC, an exempt wholesale generator, was transferred from its situs as a direct, wholly-owned subsidiary of KeySpan Energy Development Corporation to a direct, wholly-owned subsidiary of KeySpan Generation LLC.

     (w) With respect to Northeast Gas Markets LLC ("NEGM"), (i) the type of gas services rendered and to whom; (ii) the price for such gas services and how that price was determined; and (iii) income statements and balance sheets of NEGM.

          Answer: See Appendix E hereto (filed confidentially).

                                                                     APPENDIX A
                                                                     ----------


Capital Structure at 12/31/03

                                             Consolidated                                      Essex Gas Company

                                                            Percent of                                           Percent of
                               Thousands of Dollars            Total               Thousands of Dollars             Total
                           ------------------------------------------------     ------------------------------------------------
Common Stock                                  3,487,645             35.44%                           60,383              31.92%
Retained Earnings                               621,430              6.32%                           10,784               5.70%
Other Comprehensive Income                      (68,640)             (0.70)%                           (163)              (0.09)%
Treasury Stock                                 (378,487)             (3.85)%                              -               0.00%
                           ------------------------------------------------     ------------------------------------------------
      Total Common Equity                     3,661,948             37.21%                           71,004              37.53%
Preferred Stock                                  83,568              0.85%                                -               0.00%
Commercial Paper                                481,900              4.90%                                                0.00%
Long-term Debt                                5,612,845             57.04%                           18,183               9.61%
Intercompany Long term Debt                           -              0.00%                          100,000              52.86%
                           ------------------------------------------------     ------------------------------------------------
Total Capitalization                          9,840,261            100.00%                          189,187             100.00%
                           ================================================     ================================================

Equity Ratio                                     37.21%                                              37.53%



                                       Colonial Gas Company                                      Boston Gas Company

                                                           Percent of                                               Percent of
                               Thousands of Dollars           Total                     Thousands of Dollars          Total
                           ---------------------------------------------            --------------------------------------------
Common Stock                                    419,429          63.29%                                  861,993         50.06%
Retained Earnings                                 9,993           1.51%                                  (17,039)         (0.99)%
Other Comprehensive Income                       (2,079)          (0.31)%                                 (8,708)         (0.51)%
Treasury Stock                                        -           0.00%                                        -          0.00%
                           ---------------------------------------------            --------------------------------------------
      Total Common Equity                       427,343          64.48%                                  836,246         48.56%
Preferred Stock                                       -           0.00%                                        -          0.00%
Commercial Paper                                                  0.00%                                                   0.00%
Long-term Debt                                   95,216          14.37%                                  222,563         12.92%
Intercompany Long term Debt                     140,186          21.15%                                  663,220         38.51%
                           ---------------------------------------------            --------------------------------------------
Total Capitalization                            662,745         100.00%                                1,722,029        100.00%
                           =============================================            ============================================

Equity Ratio                                     64.48%                                                   48.56%

Note - The formula for the calculation of the Equity Ratio for PUHCA Filing purposes is as follows:

     Equity Ratio = 1 - Debt Ratio (defined below)

     Debt Ratio = (Debt + Preferred Stock) / Total Capitalization

     Debt (includes Long term, current maturities & commercial paper)

     Total Capitalization (includes Common + Preferred + Debt as defined above)

                                                                     APPENDIX A
                                                                     ----------


                                KeySpan Generation LLC                                      EnergyNorth Natural Gas Inc

                                                             Percent of                                            Percent of
                                Thousands of Dollars            Total                Thousands of Dollars             Total
                            ------------------------------------------------     -------------------------------------------------
Common Stock                                     295,049             46.74%                           223,653              86.73%
Retained Earnings                                 64,993             10.30%                           (65,460)             (25.38)%
Other Comprehensive Income                             -              0.00%                            (2,253)              (0.87)%
Treasury Stock                                         -              0.00%                                 -               0.00%
                            ------------------------------------------------     -------------------------------------------------
      Total Common Equity                        360,042             57.04%                           155,940              60.47%
Preferred Stock                                        -              0.00%                                 -               0.00%
Long-term Debt                                    63,982             10.14%                            40,186              15.58%
Intercompany Long term Debt                      207,168             32.82%                            61,748              23.95%
                            ------------------------------------------------     -------------------------------------------------
Total Capitalization                             631,192            100.00%                           257,874             100.00%
                            ================================================     =================================================

Equity Ratio                                      57.04%                                               60.47%



                                  The Brooklyn Union Gas Company                            KeySpan Gas East Corporation

                                                           Percent of                                               Percent of
                               Thousands of Dollars           Total                     Thousands of Dollars          Total
                           ---------------------------------------------            --------------------------------------------
Common Stock                                    472,627          31.58%                                  532,862         35.36%
Retained Earnings                               388,536          25.96%                                  225,118         14.94%
Other Comprehensive Income                      (10,174)          (0.68)%                                (25,757)         (1.71)%
Treasury Stock                                        -           0.00%                                        -          0.00%
                           ---------------------------------------------            --------------------------------------------
      Total Common Equity                       850,989          56.86%                                  732,223         48.59%
Preferred Stock                                       -           0.00%                                        -          0.00%
Long-term Debt                                  645,776          43.14%                                  525,000         34.84%
Intercompany Long term Debt                           -           0.00%                                  249,745         16.57%
                           ---------------------------------------------            --------------------------------------------
Total Capitalization                          1,496,765         100.00%                                1,506,968        100.00%
                           =============================================            ============================================

Equity Ratio                                     56.86%                                                   48.59%


Note - The formula for the calculation of the Equity Ratio for PUHCA Filing purposes is as follows:

     Equity Ratio = 1 - Debt Ratio (defined below)

     Debt Ratio = (Debt + Preferred Stock) / Total Capitalization

     Debt (includes Long term, current maturities & commercial paper)

     Total Capitalization (includes Common + Preferred + Debt as defined above)

                                                                     APPENDIX B
                                                                     ----------

Retained Earnings Analysis - for the Quarter ended December 31, 2003

                                                                              The Brooklyn Union        KeySpan Gas East
                                                   Consolidated                  Gas Company              Corporation

                                                   Thousands of                  Thousands of             Thousands of
                                                     Dollars                       Dollars                  Dollars
                                           ----------------------------     ----------------------   ----------------------
Retained Earnings at 9/30/03                                   557,121                    444,849                  194,317
Earnings                                                       136,816                     43,686                   30,801
Equity Earnings adjustment                                           -                          -                        -
Common Dividends                                               (71,048)                         -                        -
Preferred Dividends                                             (1,461)                         -                        -
Dividends paid to Parent                                             -                   (100,000)
Other                                                                2                          1
                                           ----------------------------     ----------------------   ----------------------
Retained Earnings at 12/31/03                                  621,430                    388,536                  225,118
                                           ============================     ======================   ======================

Average Retained Earnings *                                    622,480


                                  KeySpan Energy              KeySpan
                                   Corporation             Generation LLC

                                   Thousands of             Thousands of
                                     Dollars                  Dollars
                              ----------------------    -----------------------
Retained Earnings at 9/30/03                777,856                     48,357
Earnings                                     82,873                     16,635
Equity Earnings adjustment                        -                          -
Common Dividends                                  -                          -
Preferred Dividends                               -                          -
Dividends paid to Parent                   (100,000)
Other                                            41                          1
                              ----------------------    -----------------------
Retained Earnings at 12/31/03               760,770                     64,993
                              ======================    =======================

                                           EnergyNorth Natural Gas Inc       Boston Gas Company        Essex Gas Company

                                                   Thousands of                  Thousands of             Thousands of
                                                     Dollars                       Dollars                  Dollars
                                           ----------------------------     ----------------------   ----------------------
Retained Earnings at 9/30/03                                   (67,915)                   (26,532)                   9,175
Earnings                                                         2,455                      9,493                    1,609
Equity Earnings adjustment                                           -                          -                        -
Common Dividends                                                     -                          -                        -
Preferred Dividends                                                  -                                                   -
Other                                                                -                          -                        -
                                           ----------------------------     ----------------------   ----------------------
Retained Earnings at 12/31/03                                  (65,460)                   (17,039)                  10,784
                                           ============================     ======================   ======================


                             Colonial Gas Company      KeySpan New England LLC

                                  Thousands of               Thousands of
                                    Dollars                    Dollars
                             ----------------------   --------------------------
Retained Earnings at 9/30/03                 6,488                      200,090
Earnings                                     3,505                       23,649
Equity Earnings adjustment                       -                            -
Common Dividends                                 -                            -
Preferred Dividends                              -                            -
Other                                            -                           (5)
                             ----------------------   --------------------------
Retained Earnings at 12/31/03                9,993                      223,734
                             ======================   ==========================

* Average retained earnings is defined as the average of the consolidated retained earnings of the registered holding company as reported for the four most recent quarterly periods.


                                                                     APPENDIX C
                                                                     ----------

Investments in EWGs and FUCOs at 12/31/03
(000)


                                                                     $ Thousands
                                                                   ---------------
Investment
      KeySpan-Ravenswood, LLC                                             877,320
      Finsa Energeticos, S. de R.L. de C.V.                                     -
      Phoenix Natural Gas Limited                                               -        Investment sold in 4th quarter 03.
      KeySpan-Glenwood Energy Center, LLC                                  94,322
      KeySpan-Port Jefferson Energy Center, LLC                           104,409
                                                                   ---------------
      Total Current Investments                                         1,076,051   A

Authorized Investment                                                   3,000,000   B

Total Capitalization                                                    9,356,948   D
Net Utility Plant                                                       5,833,661   E
Consolidated Assets                                                    14,626,784   F
Common Equity Market Value                                              5,875,651   G

Percentages
      Current Investments to Authorization                                 35.87%  A/B
      Current Investments to Total Capitalization                          11.50%  A/D
      Current Investments to Net Utility Plant                             18.45%  A/E
      Current Investments to Consolidated Assets                            7.36%  A/F
      Current Investments to Common Equity Market Value                    18.31%  A/G

      Remaining Authorized Investment - Thousands of Dollars            1,923,949

                                                                     APPENDIX D
                                                                     ----------




                              Max Borrowing                                  Max Loan
                          Qrt ended Dec 31, 2003   Interest Rate      Qrt ended Dec 31, 2003   Interest Rate
                          ----------------------   -------------      ----------------------   -------------
UTILITY POOL
------------
KEDLI                            155,854,993.47        2.8182%                              -
KEDNY                            277,365,475.13        2.6524%                              -
GENCO                                         -                                135,363,408.94       2.6524%
Boston                           217,068,442.60        2.8182%                              -
Boston Fuel                      118,678,692.76        2.6524%                              -
Essex                                         -                                 21,348,001.49       1.1465%
Essex Fuel                         1,757,309.29        1.1465%                              -
Colonial                          53,806,930.44        2.8182%                              -
Colonial Fuel                     27,031,502.00        2.6524%                              -
ENGI                              11,237,549.04        2.8182%                              -
ENGI Fuel                         14,730,856.00        2.6524%                              -


NON-UTILITY POOL*
----------------
*The Non-Utility Money Pool has
 not yet been implemented.

                                                                     APPENDIX E
                                                                     ----------









               (FILED CONFIDENTIALLY IN ACCORDANCE WITH RULE 104)